SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 30, 2020

1.              DATE, TIME AND PLACE: On March 30, 2020, at 9:30am, through conference call, due to the restrictions in force to the traffic of people caused by the pandemic of the new coronavirus.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Internal Regulations of the Board of Directors of BRASKEM S.A. (“Company”), with the participation of all Board Members indicated below, through conference call, having Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Officers Pedro Freitas and Cristiana Lapa, and Ms.  Lilian Porto Bruno, Ana Paula Tarossi, and Clarisse Schlieckmann also participated. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolutions: After due analysis of the proposals submitted for resolution, which were previously sent to the Board Members and shall remain filed at the Company’s headquarters, the following resolution were unanimously adopted by the attendees, and the Executive Office of Braskem is authorized to practice all necessary acts for their implementation:

a)          Pronouncement on the Management Report, Financial Statements and Allocation of Results Related to the fiscal year ended on December 31, 2019, including the approval of the Technical Feasibility Study for the Realization of the Deferred Tax Asset. Taking into account that it was not possible to conclude the audit of the financial statements related to the fiscal year ended on December 31, 2019 until the time of this meeting, it was registered that the pronouncement of the Board Members on the Management Report, Financial Statements and Allocation of Results Related to the fiscal year ended on December 31, 2019, including the approval of the Technical Feasibility Study for the Realization of the Deferred Tax Asset, will be postponed for resolution at a next meeting of the Board of Directors, to be held as soon as the audit works of the financial statements related to the fiscal year ended on December 31, 2019 are concluded, and the Board Members waive the formalities related to the call notice to resolve on this subject matter. At this moment, the Board Members demonstrated their concern with the delay in the conclusion of the audit works and requested that all possible measures be adopted, given the current global scenario, for its conclusion as soon as possible.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 30, 2020

b)          Call Notice of the Annual General Meeting. The calling of the Annual General Meeting upon publication of the respective Call Notice pursuant to law is hereby authorized, to resolve on (I) election of the members of the Board of Directors and alternates; (ii) election of the Chairman and Vice Chairman of the Company’s Board of Directors; (iii) election of the Fiscal Council members and their respective alternates; and (iv) Annual Global Compensation of the Administrators and of the Fiscal Council of the Company related to the fiscal year to be ended on December 31, 2020.

3.2.         Subjects for Acknowledgement: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Directors present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, March 30, 2020.

José Mauro Mettrau C. da Cunha Chairman	Lilian Porto Bruno Secretary
João Cox Neto	Ana Lucia Poças Zambelli

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 30, 2020

Fábio Venturelli	Gesner José de Oliveira Filho
João Pinheiro Nogueira Batista	Julio Soares de Moura Neto
Roberto Lopes Pontes Simões	Pedro Oliva Marcilio de Sousa
Rogerio Bautista da Nova Moreira	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.